                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549
                                     FORM 10-Q
[X] QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the three month period ended March 31, 1998.
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-11685-NY

                                    RADYNE CORP.
                                    ------------
               (Exact name of registrant as specified in its charter)

                                      NEW YORK
                                      --------
           (State or other jurisdiction of incorporation or organization)

                                     11-2569467
                                     ----------
                         (IRS EMPLOYER IDENTIFICATION NO.)

                     5225 SOUTH 37TH STREET, PHOENIX, AZ 85040
                     -----------------------------------------
                      (Address of principal executive offices)

                                    602-437-9620
                                    ------------
                          (Registrant's Telephone number)


Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the registrant was required to file such reports), and (2) has been subject to such filing requirements, for the past 90 days.

                                    YES   X     NO
                                         ---        ---

Indicate by check mark whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                    YES   X     NO
                                         ---        ---

     The registrant had 5,931,346 shares of its common stock, par value $.002, outstanding as of March 31, 1998.

                           PART I - FINANCIAL INFORMATION
                                    RADYNE CORP.
                                   BALANCE SHEET


                                                               March 31, 1998         December 31, 1997
ITEM 1                                                           Unaudited                 Audited

Current Assets:

Cash & Cash Equvalents                                          $    34,795              $   569,692
Account Receivable, less allowance
for doubtful accounts of $17,000 and $15,000 respectively         3,238,476                2,359,443
Inventories                                                       5,307,518                5,389,920
Prepaids and Other Current Assets                                    86,092                   68,076
                                                                -----------              -----------
   Total Current Assets                                           8,666,881                8,387,131
                                                                -----------              -----------
Property and Equipment - Net                                      1,277,182                1,322,551
                                                                -----------              -----------

Other Assets:
Designs and Drawings - Net of accumulated amortization
of $765,065 and $705,404 respectively                               414,935                  471,935
Deposits                                                             50,000                   50,000
                                                                -----------              -----------
   Total Other Assets                                               464,935                  521,935
                                                                -----------              -----------
   Total Assets                                                 $10,408,998              $10,231,617
                                                                ===========              ===========

Liabilities and Stockholders' Capital Deficiency

Current liabilities:
Notes payable under lines of credit                             $ 5,000,000              $ 5,000,000
Notes payable to affiliates                                       5,118,272                        0
Obligations under capital leases-ST                                  97,764                  109,258
Accounts Payable - trade                                            824,452                  667,202
Accounts Payable - affiliates                                             0                   16,062
Accrued Liabilities                                                 845,615                  901,032
Taxes payable                                                        29,862                   38,720
                                                                -----------              -----------
   Total Current Liabilities                                     11,915,965                6,732,274
                                                                -----------              -----------

Note Payable under Line of Credit Agreement                               0                4,500,000
Obligation under Capital Leases                                      72,551                   93,543
Taxes Payable                                                        36,763                   55,861
                                                                -----------              -----------
   Total Liabilities                                             12,025,279               11,381,678
                                                                -----------              -----------

Stockholders' Capital Deficiency:
Common Stock, $.002 par value, 20,000,000 shares authorized, shares issued and outstanding, 5,931,346 at March 31, 1998
and December 31, 1997.                                               11,862                   11,862
Additional Paid-In Capital                                        5,694,806                5,694,806
Accumulated Deficit                                              (7,306,683)              (6,816,643)
Notes Receivable - employees                                        (16,266)                 (40,086)
                                                                -----------              -----------
Total Stockholders' Capital Deficiency                           (1,616,281)              (1,150,061)
                                                                -----------              -----------

   Total                                                        $10,408,998              $10,231,617
                                                                ===========              ===========


The accompanying notes are an integral part of these financial statements.

                                    RADYNE CORP.
                              STATEMENTS OF OPERATIONS
                                    (UNAUDITED)


                                                             Three Months Ended
                                                     March 31, 1998      March 31, 1997

Net Sales                                              $3,948,501          $2,740,668
Cost of Sales                                           2,754,829           1,679,812
                                                     ----------------------------------
           Gross Profit                                 1,193,672           1,060,856
                                                     ----------------------------------

Operating Expenses:
Selling, general and administrative                       847,166             811,281
Research and development                                  658,944             551,643
                                                     ----------------------------------
           Total Operating Expenses                     1,506,110           1,362,924
                                                     ----------------------------------

(Loss) from operations before interest expense           (312,438)           (302,068)

Interest Expense - Net                                    177,602             172,087

                                                     ----------------------------------
Net (Loss)                                             $ (490,040)         $ (474,155)
                                                     ==================================

Basic and Diluted Net (loss) per common shares         $    (0.08)         $    (0.13)
                                                     ==================================

Weighted average number of common shares
outstanding.                                            5,931,346           3,759,721
                                                     ==================================


The accompanying notes are an integral part of these financial statements.

                                    RADYNE CORP.
                              STATEMENT OF CASH FLOWS
                                    (UNAUDITED)


                                                                   THREE MONTH ENDED   THREE MONTH ENDED
                                                                    MARCH 31, 1998      MARCH 31, 1997
OPERATING ACTIVITIES:
Net Loss                                                             $  (490,040)        $  (474,155)
Adjustments to reconcile net loss to cash flows used
       in operating activities:
       Depreciation and Amortization                                     128,975             118,565

Changes in operating assets and liabilities:
       Accounts Receivable                                              (879,033)            293,181
       Inventories                                                        82,402            (915,741)
       Prepaid and Other Current Assets                                  (18,016)           (126,951)
       Accounts Payable - Trade                                          157,250             239,240
       Accounts Payable - Affiliates                                     (16,062)           (416,192)
       Accrued Liabilities                                               (55,417)           (332,922)
       Taxes Payable                                                     (27,956)            (11,268)

                                                                     ---------------------------------
       Net Cash used in Operating Activities                          (1,117,897)         (1,626,243)
                                                                     ---------------------------------

Cash flows from investing activities:
Capital Expenditures                                                     (26,606)            (82,188)
                                                                     ---------------------------------

Cash flows from financing activities:
       Net Borrowing from or (Payment on) Notes Payable under
       Line of Credit Agreements                                      (4,500,000)          4,400,000
       Proceeds from Notes Payable to Affiliates                       5,118,272                   0
       Payments on Notes Payable to Affiliates                                 0          (2,500,000)
       Notes Receivable - employees                                       23,819                   0
       Payments on Long Term Debt                                              0              (4,670)
       Principle payments on capital lease obligations                   (32,486)                  0
                                                                     =================================
       Net Cash provided by financing activites                          609,606           1,895,330
                                                                     ---------------------------------

Net increase (decease) in Cash                                          (534,897)            186,899
Cash, Beginning of year                                                  569,692             186,488
                                                                     =================================
Cash, End of Period                                                  $    34,795         $   373,387
                                                                     =================================

Supplemental Disclosure of cash flow information:
       Interest paid                                                 $   243,250         $   289,959
                                                                     =================================


The accompanying notes are an integral part of these financial statements.

RADYNE CORP.
NOTES TO FINANCIAL STATEMENTS
(INFORMATION FOR MARCH 31, 1998 AND MARCH 31, 1997 IS UNAUDITED)

1.   BUSINESS

     Radyne Corp. (the "Company") was incorporated on November 25, 1980 and commenced operations on May 22, 1981. On August 12, 1996 the Company became a majority owned subsidiary of Stetsys US, Inc ("ST"). The Company designs, manufactures and sells products, systems and software used for the transmission and reception of data over satellite and cable communications networks.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION
     The interim financial statements furnished reflect all adjustments which are, in the opinion of management, necessary for a fair statement of financial position as of March 31, 1998 and the results of operations and cash flows for the three months ended March 31, 1998 and March 31, 1997. Such adjustments are of a normal recurring nature. This information should be read in conjunction with the financial statements included in the Company's Form 10-K for the twelve-month period ended December 31, 1997.

     The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

     (b)  REVENUE RECOGNITION
     The Company recognizes revenue upon shipment of products.

     (c)  INVENTORIES
     Inventories, consisting of satellite modems, converters and related products, are valued at the lower of cost (first-in, first-out) or market value including material, direct labor and overhead costs.

     (d)  PROPERTY AND EQUIPMENT
     Property and equipment is stated at cost. Expenditures for repairs and maintenance are charged to operations as incurred, and improvements that extend the useful lives of assets are capitalized. Depreciation and amortization of machinery and equipment are computed using the straight-line method over the extimated useful lives of three to seven years.

     (e)  DESIGNS AND DRAWINGS
     The valuation of designs and drawings is the result of adjustments made by the Company to adopt Fresh Start reporting in accordance with AICPA Statement of Position 90-7, 'Financial Reporting By Entities in Reorganization Under the Bankruptcy Code,' and represents the excess reorganization value that has been applied to the acquired technology supporting the Company's products. Amortization of designs and drawings is computed using the straight-line method over an estimated useful life of four to seven years.

     (f)  RESEARCH AND DEVELOPMENT
     The cost of research and development is charged to expense as incurred.

     (g)  TAXES ON INCOME
     Radyne will file a consolidated federal income tax return with ETS and ST through June 1997 (conclusion of the Rights Offering). Subsequent to June 1997, Radyne will file separate federal income tax returns. Income taxes have been computed as if the Company filed separate income tax returns for each year.

     The company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributed to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Differences between income for financial and tax reporting purposes arise primarily from amortization of certain designs and drawings and accruals for warranty reserves and compensated absences. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized as income in the period that includes the enactment date.

RADYNE CORP.

NOTES TO FINANCIAL STATEMENTS
(INFORMATION FOR MARCH 31, 1998 AND MARCH 31, 1997 IS UNAUDITED)

     (h)  PER SHARE DATA
     The Company presents earnings per share in accordance with Statement of Financial Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 prescribes a presentation of basic earnings per share, which is calculated utilizing only weighted average common shares outstanding, and a diluted earnings per share which gives effect to all dilutive potential common shares outstanding during the reporting periods.

     (i)  RIGHTS OFFERING
     In November 1996 the Board of Directors approved the distribution to stockholders, other than the Company's principal stockholder, ST, of subscription rights for the purchase of up to 215,833 shares of the Company's common stock at a price of $2.50 per share. The Board of Directors further approved the distribution of subscription rights to an affiliate of ST to purchase up to 2,040,000 shares of the Company's common stock at a price of $2.50 per share. This Rights Offering became effective on May 12, 1997 and was concluded in June. ST's affiliate exercised 1,976,000 of its rights and individuals associated with such affiliate exercised another 34,000. 51,525 rights issued to stockholders other than ST were also exercised. In a related offering under the Company's Incentive Stock Option Plan, 110,100 shares of the Company's common stock were purchased by employees at $2.50 per share. Total proceeds received from the Rights Offering were partially offset by $336,000 of associated costs. The proceeds from the exercise of these rights were used, in part, to satisfy notes payable to affiliates.

     (j)  NEW ACCOUNTING PRONOUNCEMENTS
     The Company adopted Statement of Financial Accounting Standard No. 130 REPORTING COMPREHENSIVE INCOME, in the quarter ended March 31, 1998. Comprehensive income is the same as net income for the quarter.


NOTES TO FINANCIAL STATEMENTS

  3    INVENTORIES                                           MARCH 31, 1998        DECEMBER 31, 1997

       Inventories consist of the following:

       Raw materials and components                              $3,181,822               $2,605,397
       Work in Process                                            1,214,522                1,124,929
       Finished Goods                                             1,232,174                1,950,594
                                                             ----------------------------------------
       Subtotal                                                   5,628,518                5,680,920
                                                             ----------------------------------------
       Less Valuation Allowance                                    (321,000)                (291,000)

                                                             ----------------------------------------
       Total                                                     $5,307,518               $5,389,920
                                                             ========================================


  4    PROPERTY AND EQUIPMENT                                MARCH 31, 1998        DECEMBER 31, 1997

       Property and Equipment consist of the following:

       Machinery and Equipment                                   $1,307,567               $1,298,715
       Furniture and Fixtures                                       391,930                  373,548
                                                             ----------------------------------------
       Subtotal                                                   1,699,497                1,672,263
                                                             ----------------------------------------

       Less: Accumulated depreciation & Amortization               (422,315)                (349,712)

                                                             ----------------------------------------
       Total                                                     $1,277,182               $1,322,551
                                                             ========================================


  5    ACCRUED LIABILITIES                                   MARCH 31, 1998        DECEMBER 31, 1997

       Accrued liabilities consist of the following:

       Wages and related payroll taxes                           $  271,874               $  486,840
       Interest Expense                                             118,320                  183,968
       Professional fees                                             94,500                   85,500
       Warranty Reserve                                             105,000                  105,000
       Other                                                        255,921                   39,724
                                                             ----------------------------------------
       Total                                                     $  845,615               $  901,032
                                                             ========================================


6.   RELATED PARTY TRANSACTIONS

     Sales to Engineering and Technical Services, Inc. and Agilis Communication Technologies Pte Ltd, companies under common control with Radyne, for the periods ended March 31, 1998 and March 31, 1997 were $38,181 and $347,660 respectively. Cost of such sales for the same periods were $11,459 and $250,664 respectively.

     Accounts Receivable from affiliates at March 31, 1998 and March 31, 1997 was $44,834 and $441,315 respectively.

     Notes payable to ST and affiliates outstanding at March 31, 1998 and March 31, 1997 were $5,118,272 and $4,100,000 respectively. An additional $250,000 was borrowed from ST on April 14, 1998. These notes bear interest at rates from 6.625% to 6.844% and mature at various dates between January 4. 1999 and January 15, 1999.

     Interest expense on notes payable to affiliates was $73,926 for the current period ended March 31, 1998 compared to $111,950 for the period ended March 31, 1997.

     Accrued interest on notes payable to affiliates was $73,926 at March 31, 1998 compared to $20,170 at March 31, 1997.

7.   NOTES PAYABLE

The Company had a note payable under a line of credit agreement with a bank that permitted outstanding borrowings of $4,500,000. At December 31, 1997, outstanding borrowings against the line were $4,500,000 plus accrued interest. On January 15, 1998, the Company repaid the note and accrued interest with proceeds from affiliated debt.

The Company has a $5,500,000 credit agreement with a bank that includes $5,000,000 available under an uncommitted line of credit facility and facilities for bank guarantees and/or standby letters of credit up to $500,000. An ST affiliate has issued a nonbinding letter of awareness in connection with this credit agreement. Borrowings under the line of credit bear interest at a fluctuating rate equal to LIBOR or alternative Citibank's Quoted Rate plus 1 percent per annum (6.844 percent-6.938 percent as of December 31, 1997). At March 31, 1998, outstanding borrowings against the line were $5,000,000 plus accrued interest. The credit agreement requires that the Company maintain certain financial leverage ratios. This credit facility is an uncommitted line of credit which the bank may modify or cancel without prior notice.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

     The Company's assets have increased from $10,231,617 at December 31, 1997 to $10,408,998 at March 31, 1998, while the Company's liabilities have increased from $11,381,678 at December 31, 1997 to $12,025,279 at March 31, 1998. The
decrease in net assets (assets minus liabilities) of $466,221 is primarily due to the company's financial performance within the first quarter.

     Results of operations for the three month period ended March 31, 1998 compared to the three month period ended March 31, 1997, were as follows:

     The Company's net sales increased 44% to $3,948,501 during the period ended March 31, 1998 from $2,740,668 during the period ended March 31, 1997 primarily as a result of the Company's introduction of new products and aggressive marketing efforts. A portion of the sales increase came from the newer DMD-2401 modem line that has enjoyed tremendous market acceptance. Other products that contributed to the increase were the RCS-10 and RCS-20 subsystems with associated modems and the new digital video product line.

     The Company's cost of sales as a percentage of net sales increased to 70% during the period ended March 31, 1998 from 61% during the fiscal period ended March 31, 1997. Start-up costs associated with the delivery of new products to the market place accounted for the high period costs.

     Selling, general and administrative costs increased to $847,166 (21% of sales) during the current period from $811,281 (30% of sales) during the fiscal period ended March 31, 1997. The decreased level of expenses as a percentage of sales for the period was a result of the increase in the Company's base business level during the period. Marketing expenses have remained high, based on the Company's attempts to position itself to compete head-to-head with larger competitors without giving up margin advantages.

     Research and development expenditures increased to $658,944 (17% of sales) during the current period from $551,643 (20% of sales) during the period ended March 31, 1997. The increased level of expenses for the period (and the related reduction in costs in terms of percentage of sales) was a result of the increase in the Company's base business level during the period and the redirection of efforts to marketing our newer lines of products.

     Net interest expense increased from $172,087 in the period ended March 31, 1997 to $177,602 in the current period due mainly to an increase in the Company's debt level.

     Based on the decreases in margins and higher research and development costs, the Company experienced net loss of ($490,040), during the period ended March 31, 1998 as compared with a net loss of ($474,155) during the period ended March 31, 1997.

     The Company's new-orders-booked (Bookings) increased by 131% to $4,935,747 for the current period from $2,132,948 for the period ended March 31, 1997. This increase was primarily due to the introduction of certain new product lines.

     The Company's level of unfilled-orders-to-ship (Backlog) increased 211% to $5,801,309 for the current period from $1,865,545 at March 31, 1997 primarily due to the record breaking level of Bookings received during the prior quarters.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital deficit was ($3,249,084) at March 31, 1998, a decrease in working capital of ($4,903,941) from $1,654,857 at December 31, 1997. This change is primarily a result of the reclassification of debt from long-term to short-term, based on due dates.

     Net cash used in operating activities was $1,117,896 for the current period, as compared to $1,626,243 used in the three month period ended March 31, 1997.

     Cash used in investing activities, consisting of additions to equipment, was $26,606 for the current period as compared to the prior period amount of $82,188.

     The Company derived net cash from financing activities of $609,606 and $1,895,330 during the periods ended March 31, 1998 and March 31, 1997, respectively.

     As a result of the foregoing, the Company decreased its cash balances by ($534,897) during the current period, compared to an increase in cash balance by $186,899 for the three month period ended March 31, 1997.

                             PART II - OTHER INFORMATION

ITEM 6 -  EXHIBITS AND REPORTS ON FORM 8-K.

          (a)    EXHIBIT      DESCRIPTION

          3.1*   Restated Certificate of Incorporation
          3.2*   Bylaws, as amended and restated
          27     Financial Data Schedule

          (b) No reports on Form 8-K were filed during the quarter covered by this report.
          * Incorporated by reference from Registrant's report on Form 10-Q, filed March 11, 1997.

                                      SIGNATURES


In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  April 30, 1998                       RADYNE CORP.
       ----------------

                                             By: /s/ Robert C. Fitting
                                                ---------------------------
                                                  Robert C. Fitting
                                                  President


                                             By: /s/ Garry D. Kline
                                                ---------------------------
                                                  Garry D. Kline
                                                  Chief Financial Officer